Exhibit 97.1

CACI INTERNATIONAL INC
CLAWBACK POLICY

Introduction
CACI International Inc (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. This policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 303A.14 of the NYSE Listed Company Manual (the “NYSE Manual”).

Administration
This Policy shall be administered by the Board of Directors (the “Board”) or the Human Resources and Compensation Committee (the “Compensation Committee”), if so designated by the Board, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives
This Policy applies to the Company’s executive officers and any individual who served as an executive officer and received compensation at any time during the performance period for the incentive-based compensation subject to recoupment under this Policy, as determined by the Board in accordance with Section 10D of the Exchange Act and the NYSE Manual, and such other employees who may from time to time be deemed subject to the Policy by the Board (“Covered Executives”). This policy is limited to compensation received after the beginning service as an executive officer.

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement and any transition period (as a result of a change in fiscal year) within or immediately following those three completed fiscal years. For purposes of this Policy, incentive-based compensation is deemed received in the fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

Incentive Compensation
For purposes of this Policy, Incentive Compensation means any compensation that is granted, earned, or vested based wholly or in part on the attainment of any measure that is based on the Company’s stock price, shareholder return or determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from the financial information, such as revenues, EBITDA, or net income.

Excess Incentive Compensation: Amount Subject to Recovery
The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, without regard to taxes paid, as determined by the Board.

If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement in compliance with the NYSE Manual.
Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

(a)requiring reimbursement of cash Incentive Compensation previously paid;
(b)seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
(c)offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
(d)cancelling outstanding vested or unvested equity awards; and/or

(e)taking any other remedial and recovery action permitted by law, as determined by the Board.
No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Interpretation
The Board is authorized to interpret this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and the NYSE Manual or standards adopted by the Securities and Exchange Commission or the NYSE.

Effective Date
This Policy shall be effective as of October 20, 2023 (the "Effective Date") and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.

Amendment; Termination
The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with the NYSE Manual.

Other Recoupment Rights
The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability
The Board shall recover any excess incentive compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Compensation Committee, as a result of (i) the direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered, (ii) recovery would violate the home country law or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
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